

July 19, 2013

Via E-mail
Karyn F. Ovelmen
Chief Financial Officer
LyondellBasell Industries N.V.
Stationplein 45
3013 AK Rotterdam
The Netherlands

> **Re:** **LyondellBasell Industries N.V.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **Form 8-K Filed June 7, 2013**
> **File No. 1-34726**

Dear Ms. Ovelmen:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

General

1. On pages 11, 19, and 38, you refer to your business contacts with the Middle East and/or Africa, regions that include Syria and Sudan. As you know, Syria and Sudan are countries that are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic and export controls. Please provide us with information regarding any contacts with Syria and Sudan since your letter to us dated July 26, 2010. Your response should describe any raw materials, products, equipment, components, technology, or services you have provided into Syria and Sudan, whether through direct or indirect arrangements, and any agreements, arrangements, or other contacts you have had with the governments of Syria and Sudan or entities they control.

2. Please discuss for us the materiality of any contacts with Syria and Sudan you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria or Sudan.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
Results of Operations, page 37

3. In future filings, please quantify the extent to which increases/decreases in volume and pricing contributed to the increase or decrease in operating income at the consolidated level and the reportable segment level for each period presented. Please also quantify the impact of any other factors disclosed as materially impacting operating income for each period presented at the consolidated level and the segment level. For example in your first quarter of fiscal year 2013 Form 10-Q, your discussion and analysis of operating income at the segment level notes increased sales volumes and lower costs of NGL-based raw materials positively impacted margins. These factors were offset by a decline in average sales prices. The disclosure does not quantify the extent to which these three factors contributed to the overall increase in operating income at the segment level. Please see your analysis of revenues for each period presented and refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

4. We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to defined benefit and other postretirement adjustments and foreign currency translations. Please expand your analysis to provide a comprehensive discussion and analysis of how the changes in the material assumptions impacting pension expense (e.g., discount rate and estimated long-term return on plan assets) led to the recognition of a pre-tax loss of $159 million for fiscal year 2012 and $398 million for fiscal year 2011.

Liquidity and Capital Resources, page 56

5. Given your significant foreign operations, please enhance your liquidity disclosure to address the following:
    *   Disclose the amount of cash and cash equivalents held by foreign subsidiaries as

> compared to your total amount of cash and cash equivalents as of December 31, 2012. To the extent that one jurisdiction holds a material portion of cash and cash equivalents, please disclose this fact along with the amount.

- Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations. Please refer to your disclosure at the top of page 23 to your Form 10-K.

Critical Accounting Policies, page 58
Long-Lived Assets, page 59

6. In future filings, please disclose the level you assess impairment of your long-lived assets (i.e., what is the lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

Long-Term Employee Benefit Costs, page 59

7. In future filings, please provide a sensitivity analysis for the material assumptions used to estimate your US and non-US pension liability and cost. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Accruals for Taxes Based on Income, page 61

8. We note that you have a valuation allowance for $511 million of the $514 million net operating loss carryforwards recognized as of December 31, 2012. We further note that you have released a portion of the valuation allowance during all three of the successor periods. Finally, we note that you have recognized US and non-US income before income taxes for all three of the successor periods presented. In future filings, please expand your disclosures to provide investors with a better understanding as to why you do not think it is more likely than not that you will realize $511 million of your $514 million net operating loss carryforwards. Please also disclose the amount of net operating loss carryforwards and valuation allowance recognized by jurisdiction along with the amount of taxable income/(loss) by jurisdiction recognized for each period presented to provide investors with context for your conclusion that the net operating loss carryforwards are not more likely than not to be realized. Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you would have provided in your fiscal year 2012 Form 10-K in response to this comment.

2. Summary of Significant Accounting Policies, page 78
Revenue Recognition, page 83

9. In future filings, please expand your disclosures for the three types of revenue-generating transactions and provide investors with an understanding of the extent each of these types of transactions impacted sales for each period presented. For your product sales, please expand your disclosure to clarify that all of the elements for revenue recognition have been met in

accordance with ASC 605-15-25-1. For the products shipped on consignment, please explain the nature of the consignment sales, your process for determining when the customer uses the products to then recognize revenue, and confirmation that all of the other elements for revenue recognition have been met at this time. For your licensing contracts, please clarify what the agreed upon terms are. Please also provide investors with an understanding of the extent to which these three types of revenue-generating transactions impact the consolidated statements of income. Please provide us with the disclosure you intend to include in future filings.

3. Discontinued Operations and Related Items, page 85

10. In future filings, please expand your disclosure for the closure of the Berre refinery to explain to investors the facts and circumstances considered when concluding that the closure of the Berre refinery met the definition of a discontinued operation in the second quarter of 2012. Refer to ASC 205-20-45-1 – 45-3 for guidance.

7. Property, Plant and Equipment, Goodwill and Intangible Assets, page 89

11. In future filings, please revise your presentation of property, plant and equipment, at cost, to correspond to the components disclosed on pages 79 and 80. This will allow investors to better understand the impact changes in the components of property, plant and equipment is having on depreciation expense. Please also disclose the amount of depreciation expense recognized for each period presented. Please refer to ASC 360-10-50-1 for guidance.

12. In future filings, please expand your disclosure to state the total number of manufacturing sites you have a regulatory closure obligation, and the number of manufacturing sites you have not yet recognized an asset retirement obligation. Refer to ASC 410-20-50 and ASC 410-20-55 for guidance.

8. Investment in PO Joint Ventures, page 90

13. Please tell us how you are accounting for your investment in the PO Joint Ventures, including the specific reference to the accounting literature that supports your accounting. Please also expand your disclosures here or within Note 2 to provide investors with an understanding of your accounting for this investment.

14. Please disclose the amount of product offtake recognized as inventory and within cost of sales from your PO Joint Ventures for each period presented. Refer to ASC 850-10-50-1 for guidance.

15. Fair Value Measurement, page 102

15. In future filings, please provide the disclosures required by ASC 820-10-50-2 for all nonrecurring fair value measurement during each period presented.

16. Pension and Other Post-retirement Benefits, page 104

16. In future filings, please provide a more company-specific description of the basis used to determine the expected long-term rate of return on assets for your US and non-US pension plans. For example, disclose the expected rate of return or range for your equity and debt securities. Please also disclose the historical rates of return on assets for the most recent 10-year period and 20-year period on a total asset level and for the two asset allocation categories utilized. This disclosure will provide investors with more specific information to better understand the expected rate of return you are using. Please refer to ASC 715-20-50-1(d)(iii) for guidance. Please provide us with the disclosures you intend to provide in future filings.

22. Segment and Related Information, page 133

17. We note your statement that you operate in five business segments. Please tell us and revise your disclosures in future filings to clarify whether these five business segments meet the definition of operating segments, or if the five business segments are reportable segments that are comprised of the aggregation of two or more operating segments. If you are aggregating operating segments into a reportable segment, please also expand your disclosures in future filings to disclose your operating segments that are aggregated into the corresponding reportable segment and confirm that all of the aggregated segments meet all six of the criteria discussed in ASC 280-10-50-11. Please note that to the extent one or more aggregated operating segment has diverged from the reportable segment's long-term financial performance for an isolated period, detailed disclosure of this divergence should have been fully discussed and analyzed in your analysis of your segment operating results in MD&A. Please refer to ASC 280-10-50-21.a. for guidance.

18. Similar to your long-lived asset presentation, please provide geographic data for sales and other operating revenues by country in future filings. Please refer to ASC 280-10-50-41.a. for guidance.

24. Unaudited Quarterly Results, page 138

19. In future filings, please include gross profit (i.e., sales and other operating revenues less cost of sales) in your quarter financial results presentation. Please refer to Item 302(a)(1) of Regulation S-K for guidance.

Form 8-K Filed June 7, 2013

20. We note that you intend to migrate your tax residence from The Netherlands to the United Kingdom. In your next periodic report, please include expanded disclosure that describes the expected impact on future income tax exposure as a result of the change from The Netherlands domicile to United Kingdom domicile. The disclosure should provide analysis allowing investors to understand the decision through the eyes of management and should

include quantified information as appropriate. Please provide us with the disclosure you intend to include in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief